Exhibit 99.3

Adobe to Acquire Omniture

Frequently Asked Questions

Adobe’s acquisition of Omniture strengthens its mission of revolutionizing how the world engages with ideas and information. By combining Adobe’s content creation tools and ubiquitous clients with Omniture’s analytics and optimization technologies, Adobe is positioned to deliver a platform that transforms the future of engaging experiences and ecommerce across all digital content, platforms and devices.

The transaction is expected to close in Adobe’s Q4 FY09.  Until then, the companies will operate as separate entities.  Please refer to adobe.com as additional updates on the acquisition are made available.

General Questions

•      What value does the combination of Adobe and Omniture bring to customers?  The combination of the two companies will increase the value Adobe delivers to customers. For designers, developers and online marketers, an integrated workflow—with optimization capabilities embedded in the creation tools—will streamline the creation and delivery of relevant content and applications. This optimization will enable advertisers, advertising agencies, publishers and e-tailers to realize greater ROI from their digital media investments and improve their end users’ experiences.

•      What does Omniture bring to Adobe? This acquisition will expand Adobe’s addressable market and growth potential, broadening the solutions Adobe provides to the rapidly growing internet advertising, e-commerce and digital media markets. The combination will also expand Adobe’s offering of mission-critical solutions to the enterprise customer, especially chief marketing officers.  Finally, the acquisition of Omniture will further diversify Adobe’s business, adding a scalable SaaS platform that captures over a trillion transactions per quarter, an expansive partner ecosystem, and a recurring revenue model.

•      What does Adobe bring to Omniture? By joining forces with Adobe, Omniture will improve its ability to integrate measurement into the front end of the content creation process and optimize the user experience for websites, applications, advertising, mobile, video and other emerging digital media. Joining Adobe will also provide global operational scale and the ability to more quickly penetrate new geographies and markets such as government and mobile, thereby accelerating Omniture’s go-to-market strategy and growth potential.

Customers

•      Will there be a change in how I purchase and obtain support for my Omniture products during the transition?   Will there be a change to my other contacts at Omniture?  Until the acquisition closes, Adobe and Omniture will continue to operate as separate companies.  Customers and partners should continue to work with their existing Omniture contacts.  Once the acquisition closes, we are committed to a smooth transition for Omniture customers and partners.

Transaction and Stockholder Details

•      What are the terms of the acquisition?  The two companies have entered into a definitive agreement for Adobe to acquire Omniture in a transaction valued at approximately $1.8 billion on a fully diluted equity-value basis.  Under the terms of the agreement, Adobe will commence a tender offer to acquire all of the outstanding common stock of Omniture for $21.50 per share in cash.

•      What is required to close the transaction and when is it expected to close?  The completion of the transaction is conditioned upon customary closing conditions, including receipt of certain regulatory approvals.  We expect the transaction to close in Adobe’s Q4 FY09.

•      What is the next step in the transaction?  Adobe intends to commence the tender offer as promptly as practicable.  In order to commence the tender offer, Adobe’s wholly owned subsidiary, Snowbird Acquisition Corporation, will file with the SEC a tender offer statement on Schedule TO, including an offer to purchase and related materials.  All of these materials will be available free of charge, once filed, from the SEC website at www.sec.gov, from the information agent and dealer manager named in the tender offer materials or from Snowbird Acquisition Corporation.

At the time the tender offer is commenced, a subsidiary of Adobe intends to file with the SEC and mail to Omniture’s stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and Omniture intends to file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about Adobe, Omniture, the transaction and other related matters. Investors and stockholders are urged to read each of these documents carefully when they are available. Investors and stockholders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Adobe and Omniture through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of these documents by contacting the Investor Relations departments of Adobe or Omniture.